Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

INDITEX

FILE Nº 82-5185


03050422

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

25th March 2003

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE Nº 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Comission *(Comisión Nacional del Mercado de Valores)*:

- Consolidated Annual results for FY 2002 in CNMV *(Comisión Nacional del Mercado de Valores)* required format
- Annex to annual results.
- Press release related to consolidated annual results for FY 2002 filed with the CNMV.
- Presentation regarding the consolidated annual results for FY 2002 filed with the CNMV.

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Should you have any questions regarding the information furnished, please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50

Very truly yours,

Darío Vasallo Manaute
General Counsel's Office

Enclosures

FILE N° 82-5185

INDITEX

CONSOLIDATED RESULTS FOR FISCAL 2002

1 February 2002 to 31 January 2003

- **Net Sales for FY2002 reached €3,974 million, 22% higher than in FY2001 (28% higher in constant currency).**
- **Like-for-like sales for FY2002 grew by 11% compared to the previous year. 10% in second half.**
- **EBIT increased to €660 million, 27% higher.**
- **Net Income reached €438 million (70.3 cents per share), 29% higher.**
- **Funds from operations increased to €717 million, 28% higher.**
- **Dividend proposal of €87.2 million (14.0 cents per share).**
- **Net opening of 274 stores in FY2002.**
- **The Group estimates opening between 260 and 315 stores in FY2003.**
- **Initial collection Spring-Summer 2003 well-received.**

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

1. Consolidated financial statements

Grupo Inditex

2002 profit & loss account

Millions of euros

	FY 2002	FY 2001	Var % 02/01
Net Sales	3,974.0	3,249.8	22%
Cost of sales	(1926.2)	(1563.1)	
Gross Profit	**2,047.8**	**1,686.7**	**21%**
Gross Margin	*51.5%*	*51.9%*	
Operating expenses	(1179.7)	(982.3)	20%
Operating cash flow (EBITDA)	**868.1**	**704.5**	**23%**
EBITDA margin	*21.8%*	*21.7%*	
Fixed assets depreciation	(185.4)	(158.2)	
Goodwill amortisation	(9.5)	(17.1)	
Provisions	(13.7)	(11.6)	
Operating income (EBIT)	**659.5**	**517.5**	**27%**
EBIT margin	*16.6%*	*15.9%*	
Net financial expenses	(30.0)	(21.3)	
Ordinary income	**629.5**	**496.2**	**27%**
Ordinary margin	*15.8%*	*15.3%*	
Extraordinary income (loss)	(14.5)	(1.1)	
Income before taxes	**615.1**	**495.1**	**24%**
EBT margin	*15.5%*	*15.2%*	
Taxes	(172.6)	(149.9)	
Net income before minorities	**442.5**	**345.2**	**28%**
	11.1%	*10.6%*	
Minorities	(4.4)	(4.8)	
Net Income	**438.1**	**340.4**	**29%**
Net income margin	*11.0%*	*10.5%*	
Earnings per share, euro cents (*)	**70.3**	**54.6**	**29%**

(*) On 623,330,400 shares

Grupo Inditex

Consolidated Balance Sheet as of January 31, 2003

Millions of euros

	January 31 2003	January 31 2002
ASSETS		
Net fixed assets (*)	1,791.3	1,646.3
Goodwill	62.6	72.1
Deferred charges	13.9	16.5
Total fixed assets	**1,867.8**	**1,734.9**
Inventories	382.4	353.8
Receivables	237.7	184.2
Cash & cash equivalents	516.0	309.1
Accruals	9.8	6.6
Total current assets	**1,146.0**	**853.7**
TOTAL ASSETS	**3,013.8**	**2,588.6**
SHAREHOLDERS' EQUITY & LIABILITIES		
Shareholders' equity	**1,761.3**	**1,486.2**
Minority interest, deferred revenues & provisions	69.0	64.9
Long term financial debt	129.3	138.2
Other long term payables	41.4	65.0
Long term liabilities	**239.8**	**268.1**
Short term financial debt	144.5	118.5
Trade and other non-trade payables	868.2	715.7
Current liabilities	**1,012.7**	**834.2**
TOTAL LIABILITIES	**3,013.8**	**2,588.6**

(*) Includes Treasury stock for € 0.45 million in Jan 2003 and 2002

Inditex Group

Consolidated Statements of Cash Flows

Millions of euros

	2002	2001	Var % 02/01
Net income	**438.1**	**340.4**	**29%**
Adjustments to income-			
Depreciation and amortization	197.5	175.3	
Net provisions	26.3	34.0	
Gains on fixed assets disposals	(1.4)	(8.6)	
Losses on fixed assets disposals	14.3	14.1	
Income (loss) attributed to minority interest	4.4	4.8	
Deferred and prepaid tax	8.0	(9.5)	
Other	29.7	7.5	
Funds from operations	**716.8**	**558.1**	**28%**
Decrease (increase) in inventories	(28.6)	(108.8)	
Decrease (increase) in accounts receivable	(49.0)	(34.3)	
Decrease (increase) in accrual accounts	(2.6)	0.1	
Decrease (increase) in current liabilities	110.4	150.5	
Changes in working capital	**30.3**	**7.5**	
Cash from operations	**747.0**	**565.6**	**32%**
Intangible assets investments	(68.6)	(64.6)	
Tangible assets investments	(396.5)	(348.7)	
Acquisitions of businesses	(1.2)	(17.3)	
Addition to other long-term financial investments	(14.5)	(14.1)	
Other assets investments	(5.1)	(4.0)	
Fixed assets sales and retirements	18.7	17.3	
Capital expenditure	**(467.2)**	**(431.4)**	**8%**
Increase in long-term financial debt	0.0	9.5	
Decrease in long-term financial debt	(8.3)	(54.7)	
Net increase (decrease) in other long-term debt	(27.4)	(1.3)	
Net increase (decrease) in current debt	29.2	21.6	
Dividends	(71.8)	(6.0)	
Other financing activities	5.5	1.8	
Cash from (used in) financing activities	**(72.9)**	**(29.0)**	
Net increase in cash and cash equivalents	207.0	105.2	
Cash and cash equivalents at beginning of the year	309.1	203.9	
Cash and cash equivalents at end of the year	**516.0**	**309.1**	

2. Comments on the consolidated results

In FY2002, operating margins have grown at higher rates than net sales, favouring the leverage on the Group's results. Inditex has maintained its strategy focussed on international and multiconcept growth.

Fundamentals, mainly LFL and operating expenses, have had a similar performance as in recent years, resulting in the expansion of operating margins, despite the impact of a 40% weighted average devaluation of the Latin-American currencies.

The growth in sales of the first 10 months of FY2002 slowed in the two weeks before Christmas, to recover in the last week of December and the month of January. Both this fact and a general strike in Venezuela (23 stores were closed the last two months of the fiscal year) have reduced the growth rate of the fourth quarter.

On the other hand, the Group's expansion in European markets has resulted in an increased weight of this area on total sales and an even higher contribution to Group profits.

In this context, INDITEX has reached in FY2002 an EBIT margin of 16.6% on sales, a 11.0% Net income on sales, and ROCE has increased to 41% (vs. 39% in FY2001).

At FYE, there were 1,558 stores opened in 44 countries, with seven different concepts: Zara, Kiddy's Class, Pull & Bear, Massimo Dutti, Bershka, Stradivarius and Oysho. Annex III includes a list of the stores opened as at FYE by concept and by country.

2.1. Sales

Net sales reached €3,974.0 million, an increase of 22% (28% on a constant currency). Sales in constant currency increased by 22% in the fourth quarter.

Number of stores and openings

The list of the openings and existing stores at the end of the period is as follows:

Concept	Net openings 2002	Net openings 2001	Current stores 31 Jan 2003	Current stores 31 Jan 2002
ZARA	65	60	531	466
KIDDY´S CLASS	18	(2)	59	41
PULL & BEAR	47	20	296	249
MASSIMO DUTTI	27	25	250	223
BERSHKA	46	47	197	151
STRADIVARIUS	33	20	153	120
OYSHO	38	34	72	34
Total	**274**	**204**	**1,558**	**1,284**

Company-managed stores and franchises

The breakdown of company-managed stores and franchised stores at FYE is the following:

COMPANY-MANAGED AND FRANCHISED STORES

	2002			2001		
Formato	**Co. Mag.**	**Fran-chises**	**Total**	**Co. Mag.**	**Fran-chises**	**Total**
Zara	487	44	**531**	435	31	**466**
Kiddy's Class	59	--	**59**	41	--	**41**
Pull & Bear	262	34	**296**	220	29	**249**
Massimo Dutti	162	88	**250**	135	88	**223**
Bershka	191	6	**197**	146	5	**151**
Stradivarius	118	35	**153**	86	34	**120**
Oysho	71	1	**72**	34	--	**34**
Total	**1,350**	**208**	**1,558**	**1,097**	**187**	**1,284**

Selling area

The selling area of company-managed stores and franchised stores at FYE is as follows:

SELLING AREA (SqM) IN COMPANY-MANAGED AND FRANCHISED STORES			
	TOTAL SELLING AREA		
	31 Jan 2003	31 Jan 2002	Var % 02/01
Zara	561,800	479,600	**17%**
Kiddy's Class	12,200	8,800	**39%**
Pull & Bear	51,700	38,500	**34%**
Massimo Dutti	51,600	43,000	**20%**
Bershka	64,400	49,800	**29%**
Stradivarius	39,100	31,000	**26%**
Oysho	11,100	5,900	**88%**
Total	**791,900**	**656,600**	**21%**

Like-for-like sales (LFL)

Store sales are those that occur in company-managed stores and franchised stores of any of the Group's concepts, net of any consumption tax and converted to euros at the average exchange rates for the fiscal year.

The Group's like-for-like sales grew by 11% in FY2002. Like-for-like represents the annual change in store sales of any concept of the Group that were opened for the whole of fiscal years 2002 and 2001, converted to a fixed exchange rate.

Below is the increase in like-for-like sales bi-annually for the last five fiscal years:

	LFL sales				
	2002	2001	2000	1999	1998
First Half	**12%**	9%	13%	6%	13%
Second Half	**10%**	9%	9%	5%	12%
Full Year	**11%**	**9%**	**9%**	**5%**	**11%**

The like-for-like calculation includes 62% of the selling area as at FYE2002.

The increase in like-for-like sales in the European markets in which the Group is focussing its expansion is above the average.

Currency effect on sales

The table below shows the quarterly growth in sales in constant currency:

	1Q	2Q	3Q	4Q	FY
Store sales in constant currency	30%	28%	33%	22%	28%

Sales by concept

Net sales by concept in FY2002 and FY2001 are shown in the table below:

Concept	Net Sales			% sales on total	
	2002	2001	% Chng. 02/01	2002	2001
ZARA	2,913.4	2,435.1	20%	73.3%	74.9%
KIDDY'S CLASS	60.4	47.6	27%	1.5%	1.5%
PULL & BEAR	266.2	225.7	18%	6.7%	6.9%
MASSIMO DUTTI	287.3	241.4	19%	7.2%	7.4%
BERSHKA	299.3	202.0	48%	7.5%	6.2%
STRADIVARIUS	124.1	93.5	33%	3.1%	2.9%
OYSHO	23.4	4.5	n/a	0.6%	0.1%
Total sales	**3,974.0**	**3,249.8**	**22%**	**100.0%**	**100%**

Store sales by geographic area

The following graph shows store sales by geographic areas:


2002
RoW
6.8%
Americas
13.2%
Spain
46.0%
Rest of
Europe
34.1%
2001
RoW
7.3%
America
s
15.9%
Spain
46.0%
Rest of
Europe
30.8%

European markets ex-Spain are absorbing the greatest part of the international growth (330 basis points), compared to the reduction of weight of the Rest of the World and of the Americas, mainly due to the above-mentioned effect of the Latin-American currencies depreciation.

The percentage of international store sales of each concept is the following:

Concept	% INTERNATIONAL SALES	
	2002	2001
ZARA	62,5%	61,7%
KIDDY'S CLASS	14,7%	16,4%
PULL & BEAR	29,6%	31,3%
MASSIMO DUTTI	40,6%	38,8%
BERSHKA	32,0%	32,3%
STRADIVARIUS	18,5%	20,5%
OYSHO	46,5%	33,3%
Total	**54,0%**	**54,0%**

Sales in company-managed and franchised stores

The table below shows the breakdown of sales in company-managed and franchised stores for each of the concepts of the Group:

STORE SALES IN COMPANY-MANAGED AND FRANCHISED STORES				
	2002		2001	
Formato	Company Managed	Franchi-sed	Company Managed	Franchi-sed
Zara	92%	8%	92%	8%
Kiddy's Class	100%	0%	100%	0%
Pull & Bear	92%	8%	91%	9%
Massimo Dutti	60%	40%	58%	42%
Bershka	98%	2%	99%	1%
Stradivarius	79%	21%	74%	26%
Oysho	99%	1%	100%	0%
Total	**90%**	**10%**	**89%**	**11%**

2.2. Gross margin

The gross margin rose to €2,047.8 million, 21% higher than the previous year. It has decreased by 37 basis points to reach 51.5% of sales (51.9% in FY2001). This performance was mainly due to lower margins in those countries where the

currency was depreciated vs. euro and to the impact of higher markdowns during the winter sales period.

2.3. Operating cash flow (EBITDA)

The EBITDA of FY2002 comes to €868.1 million, an increase of 23% compared to the previous year.

Operating expenses and their evolution is the following:

Million euros	2002	2001	Var 01/00
Personnel expenses	**569.9**	489.8	16%
Other operating expenses	**609.8**	492.4	24%
Total operating expenses	**1,179.7**	**982.3**	**20%**

Operating expenses have grown at a lower rate than sales and include all the start-up costs of new openings (essentially rents and salaries paid before the opening of the new stores).

2.4. Operating income (EBIT)

EBIT comes to €659.5 million, an increase of 27% in comparison with the previous year, standing at 16.6% of sales (15.9% in FY2001).

Goodwill amortisation decreases due to the Group's full amortisation in FY2001 of the goodwill generated by the acquisition of Zara Turkey (€7.3 million).

Provisions charged in FY2002 and FY2001 correspond, mainly, to the Group's estimated write-downs of not fully depreciated assets as a result of the refurbishment of existing stores.

EBIT by concept

The breakdown of the operating income (EBIT) by concept is the following:

Concept	EBIT by concept (Million €)			% EBIT on sales		EBIT by concept on total (%)	
	2002	2001	% Chng. 01/00	2002	2001	2002	2001
ZARA	540,4	440,7	23%	18,5%	18,1%	81,9%	85,2%
KIDDY'S CLASS	14,1	10,8	31%	23,4%	22,7%	2,1%	2,1%
PULL & BEAR	34,9	32,8	6%	13,1%	14,5%	5,3%	6,3%
MASSIMO DUTTI	37,5	25,3	48%	13,1%	10,5%	5,7%	4,9%
BERSHKA	48,1	25,2	91%	16,1%	12,5%	7,3%	4,9%
STRADIVARIUS	8,7	6,2	42%	7,0%	6,6%	1,3%	1,2%
OYSHO	(14,9)	(6,3)	n/a	n/a	n/a	-2,3%	-1,2%
Goodwill	(9,4)	(17,1)	n/a	n/a	n/a	-1,4%	-3,3%
Total Group EBIT	**659,5**	**517,5**	**27%**	**16,6%**	**15,9%**	**100,0%**	**100,0%**

2.5. Ordinary Income

Ordinary income stands at €629.5 million, an increase of 27% over FY2001

Net financial results break down as follows:

Millions of euros	2002	2001
Net financial expenses	6.2	12.2
Foreign exchange losses	23.7	7.3
Net losses of equity method companies	0.1	1.8
Total	**30.0**	**21.3**

Net financial expenses are lower than in FY2001 due to the decrease in net financial debt. Foreign exchange losses are principally due to the impact of exchange rates over inter-company financing operations, mainly with Latin American subsidiaries.

2.6. Income before taxes

Income before taxes comes to €615.1 million, 24% higher than in FY2001.

Extraordinary results for FY2002 include a €6 million donation to alleviate the effects of the oil spill along the Galician coast and the write-off of assets in Latin America.

At FYE2002, the INDITEX capital investment in Argentina is fully provisioned.

2.7. Net income before minorities and Net Income

Net income before minorities reached €442.5 million, an increase of 28%. The tax rate for the fiscal year is 28% versus a 30% in FY2001.

Net income comes to €438.1 million, an increase of 29% over FY2001.

Dividend proposal

Inditex's Board of Directors will propose to the General Shareholders Meeting a dividend of €87.2 million (€14 cents per share), 27% higher than in FY2001.

Return on Equity (ROE)

The table below shows Inditex Return on Equity, defined as net income on average Shareholder's equity.

RETURN ON EQUITY						
Description	2002	2001	2000	1999	1998	1997
Net income	438,1	340,4	259,2	204,8	153,1	117,4
Shareholders equity - previous year	1.486,2	1.170,9	893,2	673,4	529,9	414,9
Shareholders equity - current year	1.761,3	1.486,2	1.170,9	893,2	673,4	529,9
Average equity	1.623,7	1.328,5	1.032,0	783,3	601,6	472,4
RETURN ON EQUITY	27%	26%	25%	26%	25%	25%

Return on Capital Employed (ROCE)

The table below shows Inditex Return on Capital Employed, defined as EBIT on average capital employed (Shareholder's equity plus net financial debt).

RETURN ON CAPITAL EMPLOYED						
Description	2001	2001	2000	1999	1998	1997
EBIT	**659.5**	**517.5**	379.9	296.2	241.5	191.5
Average capital employed						
Average equity	1,623.7	1,328.5	1,032.0	783.3	601.6	472.4
Average net financial debt (*)	0.0	0.0	100.3	121.5	73.1	72.1
Total average capital employed	**1,623.7**	**1,328.5**	**1,132.3**	**904.8**	**674.7**	**544.5**
RETURN ON CAPITAL EMPLOYED	**41%**	**39%**	**34%**	**33%**	**36%**	**35%**

(*) Zero when net cash

ROCE by concept

The table below shows the Return on Capital Employed by concept:

ROCE BY CONCEPT		
Concept	**2002**	**2001**
Zara	43%	42%
Kiddy's Class	131%	166%
Pull & Bear	39%	51%
Massimo Dutti	49%	46%
Bershka	49%	30%
Stradivarius (*)	12%	12%
Oysho	--	--
Total	**41%**	**39%**

(*) Before goodwill amortisation

3. Comments on the balance sheet

The Consolidated Balance Sheet of INDITEX maintains a similar structure to that it showed at FY2001, without net financial debt and negative working capital, a consequence of the business model.

Net financial position

The net financial position is shown in the table below:

NET FINANCIAL CASH (DEBT) (Million €)		
	January 31 2003	January 31 2002
Cash & cash equivalents	516.0	309.1
Long term financial debt	(129.3)	(138.2)
Short term financial debt	(144.5)	(118.5)
Deferred financial expenses	3.4	5.1
NET FINANCIAL CASH (DEBT)	**245.6**	**57.5**

FYE coincides with the moment of greatest liquidity. However, the average level of financial debt has been higher during the year, due to the seasonal nature of sales and supplies. The evolution of the net financial position during the last nine quarters has been the following:


NET FINANCIAL POSITION 2001 & 2002
MILLION EURO
300
250
200
150
100
50
0
(50)
(100)
(150)
(200)
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
(50.6)
(149.7)
(163.4)
(145.7)
57.5
(45.1)
(86.0)
9.5
245.6

Working capital

The table below shows a breakdown of working capital of the last two fiscal years:

WORKING CAPITAL (Millions €)		
Description	**January 31 2003**	**January 31 2002**
Inventories	382,4	353,8
Receivables	237,7	184,2
Accruals	9,8	6,6
Other short term liabilities	(868,2)	(715,7)
Operating working capital	**(238,3)**	**(171,1)**
Cash & cash equivalents	516,0	309,1
Short term financial debt	(144,5)	(118,5)
Financial working capital	**371,5**	**190,6**
Total working capital	**133,2**	**19,5**

Working capital financing has grown by 39%, to reach €238.3 million (€171.1 million in FY2001). This evolution is mainly due to the 8% increase in inventory, well below the growth in sales.

Retirement capital

In some companies of the Group, the employees are entitled to a retirement award after a number of years. Current actuarial liabilities are €2.3 million at January 31st 2003, and they are fully provisioned in the Balance sheet. There is no other actuarial obligation with employees that may result in further liabilities.

4. Comments on the cash flow statement

The summary of the cash flow statement is the following:

CASH FLOW SUMMARY

	F2002	F2001	Var % 02/01
Funds from operations	716.8	558.1	28%
Changes in working capital	30.3	7.5	
Cash from operations	747.0	565.6	32%
Capital expenditure	(467.2)	(431.4)	8%
Free cash flow	279.9	134.2	109%
Dividends	(71.8)	(6.0)	
Net debt decrease	(213.5)	(130.0)	
Others	5.5	1.8	

Funds from operations in FY 2002 have increased by 28% to €717 million.

5. Other relevant information of FY2002

Staff

At FYE 2002, the Group had 32,535 employees (26,724 in FY2001).

Second phase of the Employee Stock Participation Plan

In FY2002 the second phase of the Employee Stock Participation Plan was executed, in accordance with the resolutions of the General Shareholders' Meeting of July 2002. A total of 809,790 shares were granted to the employees involved in the first phase of the Plan and still linked to the Group, each receiving 62 or 63 shares per beneficiary.

The cost corresponding to the Employee Stock Participation Plan was fully provisioned in previous years.

Launch of a homeware concept

In FY2002, the Group has been developing a homeware concept, which is expected to open its first stores in second half 2003. This concept, under the brand *Zara Home*, will offer to its customers home furnishing, mainly focused in textiles: bed linen, towels, table linen and domestic merchandise.

6. Start of FY2003

No significant event has occurred during the seven weeks following FYE 2002.

The Spring-Summer 2003 collections have been well-received by our customers.

Store openings foreseen for FY2003 are the following:

Formato	Aperturas previstas en 2003				Total 2002
	Rango			% Internacional	
ZARA	**75**	**-**	**90**	**80%**	65
KIDDY'S CLASS	**35**	**-**	**40**	**10%**	18
PULL & BEAR	**40**	**-**	**50**	**30%**	47
MASSIMO DUTTI	**25**	**-**	**30**	**50%**	27
BERSHKA	**45**	**-**	**50**	**40%**	46
STRADIVARIUS	**20**	**-**	**25**	**15%**	33
OYSHO	**10**	**-**	**15**	**20%**	38
ZARA HOME	**10**	**-**	**15**	**0%**	--
Total	**260**	**-**	**315**		**274**

Approximately 70% of the locations have been secured, but in some cases openings may not take place in FY2003.

Despite the fact that nearly half of the new openings will be in Spain, the Group expects the volume of international sales to grow more than domestic sales, as has been occurring in the last few fiscal years, due to the greater weight of Zara in the total selling area of the Group.

Expected CAPEX in FY2003 is between €500 million and €550 million. The opening of new stores and the refurbishment of existing stores will represent the majority of the CAPEX.

7. Release of 2003 results

Inditex expects to release the quarterly results of 2003 on the following dates:

First Quarter: 12 June 2003
Second Quarter: 18 September 2003
Third Quarter: 11 December 2003
Fiscal year 2003: March 2004 (tbc)

For more information:

Investor Relations
INDITEX.
José Mª Alvarez
+34 981 18 53 64
ir@inditex.com

Annex I

Income statement: quarterly results

	2002				2001				% VAR. 2002/ 2001			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net Sales	850,4	809,8	1.097,9	1.215,8	664,3	667,5	859,9	1.058,1	28%	21%	28%	15%
Cost of sales	(412,8)	(398,0)	(497,0)	(618,4)	(323,9)	(329,9)	(391,5)	(517,7)	27%	21%	27%	19%
Gross Profit	**437,6**	**411,8**	**601,0**	**597,4**	**340,4**	**337,6**	**468,3**	**540,4**	**29%**	**22%**	**28%**	**11%**
Gross Margin	51,5%	50,8%	54,7%	49,1%	51,2%	50,6%	54,5%	51,1%				
Operating expenses	(271,5)	(270,3)	(302,7)	(335,1)	(221,1)	(231,3)	(249,6)	(280,3)	23%	17%	21%	20%
	32%	33%	28%	28%	33%	35%	29%	26%				
Operating cash flow (EBITDA)	**166,2**	**141,4**	**298,2**	**262,3**	**119,3**	**106,4**	**218,7**	**260,1**	**39%**	**33%**	**36%**	**1%**
EBITDA margin	19,5%	17,5%	27,2%	21,6%	18,0%	15,9%	25,4%	24,6%				
Fixed assets depreciation	(43,0)	(48,5)	(49,0)	(44,9)	(34,9)	(38,2)	(39,9)	(45,2)	23%	27%	23%	-1%
Goodwill amortisation	(2,4)	(2,4)	(2,5)	(2,3)	(2,6)	(2,6)	(2,6)	(9,3)	-7%	-10%	-6%	-76%
Provisions	(4,9)	(2,6)	(3,1)	(3,1)	(2,4)	(7,4)	(5,3)	3,4	104%	-65%	-41%	-189%
Operating income (EBIT)	**115,9**	**87,9**	**243,6**	**212,1**	**79,4**	**58,2**	**171,0**	**209,0**	**46%**	**51%**	**43%**	**1%**
EBIT margin	13,6%	10,9%	22,2%	17,4%	12,0%	8,7%	19,9%	19,7%				
Net financial expenses	(14,0)	(6,1)	(7,1)	(2,9)	(4,3)	2,4	(4,8)	(14,7)				
Ordinary income	**101,8**	**81,9**	**236,6**	**209,2**	**75,1**	**60,6**	**166,2**	**194,3**	**36%**	**35%**	**42%**	**8%**
Ordinary margin	12,0%	10,1%	21,5%	17,2%	11,3%	9,1%	19,3%	18,4%				
Extraordinary income (loss)	(0,1)	(8,6)	(7,9)	2,1	(0,8)	1,4	9,9	(11,6)				
Income before taxes	**101,7**	**73,3**	**228,7**	**211,3**	**74,3**	**62,1**	**176,1**	**182,7**	**37%**	**18%**	**30%**	**16%**
EBT margin	12,0%	9,0%	20,8%	17,4%	11,2%	9,3%	20,5%	17,3%				
Taxes	(33,6)	(18,9)	(72,6)	(47,4)	(23,8)	(19,8)	(56,4)	(49,9)				
Net income before minorities	**68,2**	**54,3**	**156,1**	**163,9**	**50,5**	**42,2**	**119,7**	**132,8**	**35%**	**29%**	**30%**	**23%**
	33,0%	25,8%	31,8%	22,4%	32,0%	31,9%	32,0%	27,3%				
Minorities	(1,3)	(0,3)	(2,8)	0,1	0,0	(1,1)	(2,6)	(1,1)				
Net Income	**66,8**	**54,1**	**153,2**	**164,0**	**50,5**	**41,2**	**117,1**	**131,7**	**32%**	**31%**	**31%**	**25%**

Annex II

Summary of net openings and net stores opened by quarter in 2001 and 2000

NUMBER OF NET STORE OPENINGS IN EACH QUARTER										
Concept	**1Q 2002**	**2Q 2002**	**3Q 2002**	**4Q 2002**	**total 2002**	**1Q 2001**	**2Q 2001**	**3Q 2001**	**4Q 2002**	**total 2001**
ZARA	15	3	31	16	**65**	9	6	21	24	**60**
KIDDYS CLASS	0	1	8	9	**18**	(2)	0	0	0	**(2)**
PULL & BEAR	9	5	18	15	**47**	5	4	8	3	**20**
MASSIMO DUTTI	5	5	8	9	**27**	6	3	6	10	**25**
BERSHKA	5	8	18	15	**46**	9	15	8	15	**47**
STRADIVARIUS	3	8	13	9	**33**	8	5	1	6	**20**
OYSHO	16	9	11	2	**38**	0	0	14	20	**--**
Total stores	**53**	**39**	**107**	**75**	**274**	**35**	**33**	**58**	**78**	**170**

NUMBER OF STORES BY THE END OF EACH QUARTER								
Concept	**1Q 2002**	**2Q 2002**	**3Q 2002**	**4Q 2002**	**1Q 2001**	**2Q 2001**	**3Q 2001**	**4Q 2002**
ZARA	481	484	515	**531**	415	421	442	**466**
KIDDYS CLASS	41	42	50	**59**	41	41	41	**41**
PULL & BEAR	258	263	281	**296**	234	238	246	**249**
MASSIMO DUTTI	228	233	241	**250**	204	207	213	**223**
BERSHKA	156	164	182	**197**	113	128	136	**151**
STRADIVARIUS	123	131	144	**153**	108	113	114	**120**
OYSHO	50	59	70	**72**	--	--	14	**34**
Total stores	**1,337**	**1,376**	**1,483**	**1,558**	**1,115**	**1,148**	**1,206**	**1,284**

Annex III

List of stores by concept and country as at 31 January 2002

COUNTRY	ZARA	Kiddy's	Pull and Bear	Massimo Dutti	Bershka	[illegible]	oysho	TOTAL
SPAIN	200	52	200	155	135	128	48	918
PORTUGAL	35	7	38	32	20	14	9	155
FRANCE	71			1		1		73
BELGIUM	15		1	13	4			33
NETHERLANDS	4			1				5
UNITED KINGDOM	17			2				19
GERMANY	21			3				24
SWEDEN				2				2
NORWAY				1				1
ANDORRA	1			1				2
AUSTRIA	4							4
DENMARK	2							2
LUXEMBOURG	2			1				3
ICELAND	1							1
IRELAND			5					5
FINLAND	1							1
ITALY	3						2	5
SWITHERLAND	2			2	2			6
POLAND	4							4
CZECH REPUBLIC	1							1
GREECE	23		7	3	5		1	39
MALTA	1		3					4
CYPRUS	3		2	1	2	2		10
ISRAEL	11		14					25
LEBANON	2		1	2				5
TURKEY	8							8
KUWAIT	3		2	1		1	1	8
UAE	4		4	4	4	2		18
SAUDI ARABIA	8		0	4		3		15
BAHRAIN	1		1	1				3
QATAR	1		1	1		1		4
JORDAN			1	1		1		3
CANADA	8							8
USA	9							9
REP. DOMINICANA	1							1
MEXICO	29		10	16	19		9	83
VENEZUELA	7		6	2	6		2	23
EL SALVADOR	1							1
BRASIL	10							10
ARGENTINA	5							5
CHILE	3							3
URUGUAY	2							2
JAPAN	6							6
SINGAPORE	1							1
TOTAL	531	59	296	250	197	153	72	1,558

Annex IV

SEVEN-YEAR FINANCIAL SUMMARY									
Description		2002	2001	2000	1999	1998	1997	1996	CAGR 02/96
P&L:									
Net Sales		3,974.0	3,249.8	2,614.7	2,035.1	1,614.7	1,217.4	1,008.5	26%
	YoY%	22%	24%	28%	26%	33%	21%	0%	
EBITDA		868.1	704.5	521.5	410.4	325.7	253.6	202.1	27%
	YoY%	23%	35%	27%	26%	28%	25%	0%	
EBIT		659.5	517.5	379.9	296.2	241.5	192.6	150.3	28%
	YoY%	27%	36%	28%	23%	25%	28%	0%	
Net Income		438.1	340.4	259.2	204.7	153.1	117.4	72.7	35%
	YoY%	29%	31%	27%	34%	30%	61%	0%	
Balance Sheet:									
Shareholders equity		1,761.3	1,486.2	1,170.9	893.2	673.4	529.9	414.9	27%
	YoY%	19%	27%	31%	33%	27%	28%		
Total balance sheet		3,013.8	2,588.6	2,107.6	1,772.9	1,326.3	977.2	820.3	24%
	YoY%	16%	23%	19%	34%	36%	19%		
Net financial position		245.6	57.5	(50.6)	(149.9)	(93.0)	(38.3)	(105.8)	0%
Stores:									
Number of stores at FY-end		1,558	1,284	1,080	922	748	622	541	
Net openings		274	204	158	174	126	81	33	
Number of countries with stores		44	39	33	30	21	14	10	
Other information:									
% International sales		54.0%	54.0%	52.0%	48.5%	46.1%	42%	36%	
LFL		11%	9%	9%	5%	11%	7%	4%	
ROE		27%	26%	25%	26%	25%	25%	20%	
ROCE		41%	39%	34%	33%	36%	35%	29%	
Number of employees		32,535	26,724	24,004	18,200	15,576	10,891	8,412	

FILE N° 82-5185

Documents:

"INFORMACIÓN PÚBLICA PERIÓDICA EJERCICIO 2002"

Description:

This document has been filed with the Spanish Exchange Comission ("Comisión Nacional del Mercado de Valores") in order to comply with the Spanish legal requirements regarding the declaration of the consolidated annual financial results of the company.

FILE Nº 82-5185

Referencia de Seguridad: 6099MZVM

GENERAL

VERSION 2.2.0

INFORMACION SEMESTRAL CORRESPONDIENTE AL:

SEMESTRE: 2 AÑO: 2003

I. DATOS IDENTIFICATIVOS DEL EMISOR

Denominación Social:

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX)

Domicilio Social:

Avda. de la Diputación, Edificio Inditex. Arteixo, A Coruña. España

N.I.F. A-15075062

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:

Borja de la Cierva Álvarez de Sotomayor. Director Financiero

Firma:

CONTENIDO INFORMACION SEMESTRAL
(marcar con una X en caso afirmativo)

		Individual	Consolidado
I. Datos Identificativos del Emisor	0010	X	
II. Variación del Grupo Consolidado	0020		X
III. Bases de Presentación y Normas de Valoración	0030	X	X
IV. Balance de Situación	0040	X	X
V. Cuenta de Pérdidas y Ganancias	0050	X	X
VI. Distribución por Actividad I.N.C.N.	0060	X	X
VII. Número de Personas Empleadas	0070	X	X
VIII. Evolución de los Negocios	0080	X	X
IX. Dividendos Distribuidos	0090	X	
X. Hechos Significativos	0100	X	X
XI. Anexo Explicativo Hechos Significativos	0110	X	X
XII. Informe Especial de los Auditores	0120		

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

Se han incorporado al Grupo consolidado las siguientes sociedades, creadas para el desarrollo del negocio del Grupo en su expansión internacional (Se indica nombre de la sociedad, país del domicilio social y porcentaje de participación del Grupo en su capital social):

Oysho Deutschland, GmbH. (Alemania, 50%)
Massimo Dutti Suisse, Sarl. (Suiza, 100%)
Corporación de Servicios XXI, S.A.C.V. (Méjico, 100%)
Za Clothing Ireland Limited. (Irlanda, 100%)
Naviera Guadiana, A.I.E. (España, 49%)
Massimo Dutti Sverige, A/B. (Suecia, 100%)
Massimo Dutti Norge, A/S. (Noruega, 100%)
Massimo Dutti UK, Ltd. (Gran Bretaña, 100,00%)
Naviera Venus, A.I.E. (España, 49%)
Naviera Berlín, A.I.E. (España, 49%)
Pull & Bear Belgique, S.A. (Bélgica, 100,00%)
Naviera Covadonga, A.I.E. (España, 49%)
Bershka France, S.A.R.L. (Francia, 100,00%)
Bershka Suisse, S.A.R.L. (Suiza, 100,00%)
Bershka Nederland, B.V. (Holanda, 100,00%)
Vehils, S.A. (España, 100,00%)

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente Información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente.al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de la presente información semestral correspondiente al segundo semestre de 2002 se han aplicado los mismos principios contables y normas de valoración que en el segundo semestre del ejercicio precedente. Dichos principios coinciden con los utilizados en la elaboración de las últimas cuentas anuales individuales y consolidadas formuladas por los Administradores de la Sociedad.

Asimismo, el ejercicio contable actual se corresponde al período comprendido entre el 1 de febrero de 2002 y el 31 de enero de 2003, que señalamos como "Ejercicio 2002" en todas nuestras informaciones.

IV. BALANCE DE SITUACION DE LA SOCIEDAD INDIVIDUAL

Uds.: Miles de Euros

ACTIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0200		
I. Gastos de Establecimiento	0210	129	172
II. Inmovilizaciones Inmateriales	0220	14.606	20.137
II.1. Derechos s/bienes en régimen de arrendamiento financiero	0221	8.781	14.471
II.2. Otro Inmovilizado Inmaterial	0222	5.825	5.666
III. Inmovilizaciones Materiales	0230	264.714	223.763
IV. Inmovilizaciones Financieras	0240	453.449	447.089
V. Acciones Propias a Largo Plazo	0250	447	447
VI. Deudores por Operaciones Tráfico a Largo Plazo	0255		
B) INMOVILIZADO (1)	0260	733.345	691.608
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	0280	1.076	2.707
I. Accionistas por Desembolsos Exigidos	0290		
II. Existencias	0300	139.843	136.718
III. Deudores	0310	222.507	217.550
IV. Inversiones Financieras Temporales	0320	454.714	311.542
V. Acciones Propias a Corto Plazo	0330		
VI. Tesorería	0340	89.968	30.443
VII. Ajustes por Periodificación	0350	49	216
D) ACTIVO CIRCULANTE	0360	907.081	696.469
TOTAL ACTIVO (A + B + C + D)	0370	1.641.502	1.390.784

PASIVO

		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	0500	93.500	93.500
II. Reservas	0510	620.573	502.671
III. Resultados de Ejercicios Anteriores	0520		
IV. Resultado del Periodo	0530	187.164	186.467
V. Dividendos a Cuenta Entregados en el Ejercicio	0550		
A) FONDOS PROPIOS	0560	901.237	782.638
B) INGRESOS A DISTRIBUIR VARIOS EJERCICIOS (3)	0590	2.729	1.023
C) PROVISIONES PARA RIESGOS Y GASTOS	0600	13.256	952
I. Emisión de Obligaciones y Otros Valores Negociables	0610		
II. Deudas con Entidades de Crédito	0615	1.443	5.505
III. Deudas con Empresas del Grupo y Asociadas	0620	546	0
IV. Acreedores por Operaciones de Tráfico a Largo Plazo	0625		
V. Otras Deudas a Largo	0630	6.092	26.852
D) ACREEDORES A LARGO PLAZO	0640	8.081	32.357
I. Emisión de Obligaciones y Otros Valores Negociables	0650		
II. Deudas con Entidades de Crédito	0655	4.064	10.147
III. Deudas con Empresas del Grupo y Asociadas	0660	388.310	286.841
IV. Acreedores Comerciales	0665	211.756	173.647
V. Otras Deudas a Corto	0670	112.069	103.179
VI. Ajustes por Periodificación	0680		
E) ACREEDORES A CORTO PLAZO (4)	0690	716.199	573.814
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	0695		
TOTAL PASIVO (A + B + C + D + E + F)	0700	1.641.502	1.390.784

V. RESULTADOS INDIVIDUALES DE LA SOCIEDAD

Uds.: Miles de Euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	0800	1.596.650	100,00%	1.356.504	100,00%
+ Otros Ingresos (6)	0810		0,00%		0,00%
+/- Variación Existencias Productos Terminados y en Curso	0820		0,00%		0,00%
= VALOR TOTAL DE LA PRODUCCION	0830	**1.596.650**	100,00%	**1.356.504**	100,00%
- Compras Netas	0840	-1.391.760	-87,17%	-1.242.319	-91,58%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	0850	3.126	0,20%	45.061	3,32%
- Gastos Externos y de Explotación (7)	0860	-9.761	-0,61%	-6.878	-0,51%
VALOR AÑADIDO AJUSTADO	0870	**198.255**	12,42%	**152.368**	11,23%
+/- Otros Gastos e Ingresos (8)	0880	-31.621	-1,98%	-22.554	-1,66%
- Gastos de Personal	0890	-44.298	-2,77%	-44.435	-3,28%
= RESULTADO BRUTO DE EXPLOTACION	0900	**122.336**	7,66%	**85.379**	6,29%
- Dotación Amortizaciones Inmovilizado	0910	-23.316	-1,46%	-20.514	-1,51%
- Dotaciones al Fondo de Reversión	0915		0,00%		0,00%
- Variación Provisiones de Circulante (9)	0920		0,00%		0,00%
= RESULTADO NETO DE EXPLOTACION	0930	**99.020**	6,20%	**64.865**	4,78%
+ Ingresos Financieros	0940	192.808	12,08%	203.243	14,98%
- Gastos Financieros	0950	-20.202	-1,27%	-21.827	-1,61%
+ Intereses y Diferencias Cambio Capitalizados	0960		0,00%		0,00%
- Dotación Amortización y Provisiones Financieras (10)	0970		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	1020	**271.626**	17,01%	**246.281**	18,16%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	1021	-3.577	-0,22%	56	0,00%
- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	1023	-76.370	-4,78%	-84.949	-6,26%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	1025	0	0,00%	933	0,07%
+/- Resultados de Ejercicios Anteriores (14)	1026	1.939	0,12%	191	0,01%
+/- Otros Resultados Extraordinarios (15)	1030	-5.774	-0,36%	5.661	0,42%
= RESULTADO ANTES DE IMPUESTOS	1040	**187.844**	11,76%	**168.173**	12,40%
+/- Impuestos sobre Sociedades y Otros	1042	-680	-0,04%	18.294	1,35%
= RESULTADO DEL EJERCICIO	1044	**187.164**	11,72%	**186.467**	13,75%

IV. BALANCE DE SITUACION DEL GRUPO CONSOLIDADO

Uds.: Miles de Euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200		
I. Gastos de Establecimiento	1210	560	607
II. Inmovilizaciones Inmateriales	1220	378.113	352.015
II.1. *Derechos s/bienes en régimen de arrendamiento financiero*	1221	89.693	108.554
II.2. Otro Inmovilizado Inmaterial	1222	288.420	243.461
III. Inmovilizaciones Materiales	1230	1.333.143	1.228.267
IV. Inmovilizaciones Financieras	1240	79.003	81.324
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	447	447
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255		
B) INMOVILIZADO (1)	1260	**1.791.266**	**1.662.660**
C) FONDO DE COMERCIO DE CONSOLIDACION	1270	62.612	72.136
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	13.931	16.469
I. Accionistas por Desembolsos Exigidos	1290		
II. Existencias	1300	382.439	353.802
III. Deudores	1310	237.678	184.228
IV. Inversiones Financieras Temporales	1320	294.343	52.310
V. Acciones de la Sociedad Dominante a Corto Plazo	1330		
VI. Tesorería	1340	221.689	256.768
VII. Ajustes por Periodificación	1350	9.838	6.563
E) ACTIVO CIRCULANTE	1360	**1.145.987**	853.671
TOTAL ACTIVO (A + B + C + D + E)	1370	**3.013.796**	**2.604.936**

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	1500	93.500	93.500
II. Reservas Sociedad Dominante	1510	795.373	608.937
III. Reservas Sociedades Consolidadas (16)	1520	555.697	435.231
IV. Diferencias de Conversión (17)	1530	-121.407	8.112
V. Resultados Atribuibles a la Sociedad Dominante	1540	438.091	340.412
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550		
A) FONDOS PROPIOS	1560	**1.761.254**	**1.486.192**
B) SOCIOS EXTERNOS	1570	19.336	21.053
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580	0	0
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	8.535	4.921
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	41.147	55.350
I. Emisión de Obligaciones y Otros Valores Negociables	1610		
II. Deudas con Entidades de Crédito	1615	129.343	138.209
III. Acreedores por Operaciones de Tráfico a Largo Plazo	1625	41.443	64.995
IV. Otras Deudas a Largo	1630		
F) ACREEDORES A LARGO PLAZO	1640	**170.786**	**203.204**
I. Emisión de Obligaciones y Otros Valores Negociables	1650		
II. Deudas con Entidades de Crédito	1655	144.522	118.488
III. Acreedores Comerciales	1665	506.173	426.342
IV. Otras Deudas a Corto	1670	361.646	289.352
V. Ajustes por Periodificación	1680	397	34
G) ACREEDORES A CORTO PLAZO (4)	1690	**1.012.738**	**834.216**
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695		
TOTAL PASIVO (A + B + C + D + E + F + G + H)	1700	**3.013.796**	**2.604.936**

V. RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de Euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	1800	3.973.973	100,00%	3.249.807	100,00%
+ Otros Ingresos (6)	1810	109	0,00%	217	0,01%
+/- Variación Existencias Productos Terminados y en Curso	1820	28.786	0,72%	95.407	2,94%
= VALOR TOTAL DE LA PRODUCCION	1830	**4.002.868**	100,73%	**3.345.431**	102,94%
- Compras Netas	1840	-1.954.198	-49,17%	-1.673.957	-51,51%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	1850	-758	-0,02%	15.483	0,48%
- Gastos Externos y de Explotación (7)	1860	-609.878	-15,35%	-492.644	-15,16%
= VALOR AÑADIDO AJUSTADO	1870	**1.438.034**	36,19%	**1.194.313**	36,75%
+/- Otros Gastos e Ingresos (8)	1880		0,00%		0,00%
- Gastos de Personal	1890	-569.896	-14,34%	-489.836	-15,07%
= RESULTADO BRUTO DE EXPLOTACION	1900	**868.138**	21,85%	**704.477**	21,68%
- Dotación Amortizaciones Inmovilizado	1910	-185.407	-4,67%	-158.163	-4,87%
- Dotaciones al Fondo de Reversión	1915		0,00%		0,00%
- Variación Provisiones de Circulante (9)	1920	-13.663	-0,34%	-11.642	-0,36%
= RESULTADO NETO DE EXPLOTACION	1930	**669.068**	16,84%	**534.672**	16,45%
+ Ingresos Financieros	1940	10.046	0,25%	11.010	0,34%
- Gastos Financieros	1950	-16.234	-0,41%	-23.106	-0,71%
+ Intereses y Diferencias Cambio Capitalizados	1960	-23.706	-0,60%	-7.330	-0,23%
- Dotación Amortización y Provisiones Financieras (10)	1970	0	0,00%	-71	0,00%
+/- Resultados de Conversión (18)	1980		0,00%		0,00%
+/- Participación Resultados Sociedades Puestas en Equivalencia	1990	-131	0,00%	-1.845	-0,06%
- Amortización Fondo Comercio Consolidación	2000	-9.524	-0,24%	-17.147	-0,53%
+ Reversión Diferencias Negativas de Consolidación	2010		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	2020	**629.519**	15,84%	**496.183**	15,27%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	2021	-20.663	-0,52%	-526	-0,02%
- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	2023	0	0,00%	202	0,01%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	2025		0,00%		0,00%
+/- Resultados de Ejercicios Anteriores (14)	2026	21.875	0,55%	-2.491	-0,08%
+/- Otros Resultados Extraordinarios (15)	2030	-15.681	-0,39%	1.726	0,05%
= RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	2040	**615.050**	15,48%	**495.094**	15,23%
+/- Impuesto sobre Beneficios	2042	-172.574	-4,34%	-149.850	-4,61%
= RESULTADO CONSOLIDADO DEL EJERCICIO	2044	**442.476**	11,13%	**345.244**	10,62%
+/- Resultado Atribuido a Socios Externos	2050	-4.385	-0,11%	-4.832	-0,15%
= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060	**438.091**	11,02%	**340.412**	10,47%

VI. DISTRIBUCION POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

ACTIVIDAD		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
Ventas netas en tiendas propias	2100			3.497.781	2.859.650
Ventas netas a franquicías	2105			232.556	190.516
Otras ventas textiles	2110			204.160	161.348
Servicios prestados	2115			30.319	26.008
Otras ventas	2120			9.157	12.285
Ventas de tejidos	2125	215.922	202.200		
Ventas prendas	2130	1.452.909	1.207.611		
Ventas otros productos y servicios prestados	2135	26.041	31.219		
Devolución de ventas	2140	-98.222	-84.526		
Obra Ejecutada Pendiente de Certificar (*)	2145				
Total I. N. C. N	2150	**1.596.650**	**1.356.504**	**3.973.973**	**3.249.807**
Mercado Interior	2160	882.947	691.214	2.251.897	1.842.304
Exportación: Unión Europea	2170	418.322	412.480	1.151.563	865.879
Países O.C.D.E.	2173	132.522	113.099	451.956	366.847
Resto Países	2175	162.859	139.711	118.557	174.777

(*) A completar únicamente por Empresas Constructoras

VII. NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
TOTAL PERSONAS EMPLEADAS	3000	623	578	32.535	26.724

VIII. EVOLUCION DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; evolución de la cartera de valores; comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podida causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto de los comunicados en el trimestre anterior).

Ver memorando adjunto sobre la evolución de los negocios.

IX. DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico).

		% sobre Nominal	Euros por acción	Importe (miles de euros)
1. Acciones Ordinarias	3100	73,3	0,11	68.544
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Anexo en la hoja siguiente (G-8b)

X. HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en bolsa determinantes de la obligación de comunicar conteplada en el art. 53 de la LMV (5 por 100 múltiplos)	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos y disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.)	3220		X
4. Aumentos y reducciones del capital social o del valor de los títulos	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos	3240		X
6. Cambios de los Administradores o del Consejo de Administración	3250	X	
7. Modificaciones de los Estatutos Sociales	3260		X
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regularización institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del Grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo	3290		X
11. Situaciones concursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.)	3330		X
14. Otros hechos significativos	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Con fecha valor 26 de julio de 2002 se distribuyó un dividendo por un importe bruto de 11 céntimos de euro por acción a cargo de los resultados de 2001.

XI. ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

14.- Otros hechos significativos.

- La Sociedad informa de los acuerdos adoptados por su Consejo de Administración consistentes en destinar 6 millones de euros para colaborar en la resolución de los problemas ocasionados por el Prestige, la constitución del Consejo Socia del Grupo Inditex y el nombramiento del Secretario General y del Consejo, D. Antonio Abril Abadín, como consejero de la sociedad y miembro de su Comisión Ejecutiva. Comunicación a la CNMV: 12 de diciembre de 2002

- La sociedad remite cambios en su Consejo de Administración. Comunicación a la CNMV: 20 de septiembre de 2002.

- Acuerdos adoptados por la Junta General de Accionistas de la Sociedad. Comunicación a la CNMV: 19 de julio de 2002.

- Colocación el el mercado de aproximadamente el 1,98% del capital social de Inditex de titularidad de Amancio Ortega Gaona con motivo del ejercicio de la opción de compra descrita en el apartado VI.2.1 del Folleto Informativo de la O.P.V. de acciones de Inditex registrado en la CNMV con fecha 27 de abril de 2001. Comunicación a la CNMV: 10 de julio de 2002.

- Publicación del anuncio de convocatoria de la Junta General de Accionistas en el Boletín Oficial del Registro Mercantil y en 3 periódicos provinciales, adjuntando copia de la convocatoria. Comunicación a la CNMV: 28 de junio de 2002.

- Acuerdo del Consejo de Administración para convocar a la Junta General de Accionistas en la sede social de la sociedad el 19 de julio, a las doce horas en primera convocatoria, y al día siguiente, en el mismo lugar y a la misma hora, en segunda convocatoria. Comunicación a la CNMV: 15 de junio de 2002.

XII. INFORME ESPECIAL DE LOS AUDITORES

(Este apartado sólo deberá ser completado en la información correspondiente al I Semestre del ejercicio siguiente al último cerrado y auditado, y será de aplicación para aquellas sociedades emisoras que, de conformidad con lo previsto en el apartado decimotercero de la Orden Ministerial de 18 de Enero de 1991, resulten obligadas a la presentación de un informe especial de sus auditores de cuentas, cuando el informe de auditoría de las cuentas anuales del ejercicio inmediato anterior hubiera denegado la opinión o contuviere una opinión adversa o con salvedades. En el mismo, se incluirá la mención de que se adjunta como anexo de la información semestral el referido informe especial de los auditores de cuentas, así como la reproducción de la información o manifestaciones aportadas o efectuadas por los Administradores de la Sociedad sobre la situación actualizada de las salvedades incluidas por el auditor en su informe de auditoría de las cuentas anuales del ejercicio anterior y que, de conformidad con las Normas Técnicas de Auditoría aplicables, hubiere servido de base para la elaboración del mencionado informe especial).

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL INFORME SEMESTRAL

(GENERAL)

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.
-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.
-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.
-. La información a incluir dentro del epígrafe Evolución de los Negocios deberá permitir a los inversores formarse una opinión, con conocimiento de causa suficiente, acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por el avance, así como de la situación financiera y otros datos esenciales sobre la marcha general de los asuntos de la sociedad.

-. Definiciones:

(1) Las distintas rúbricas que componen el **Inmovilizado** y las Inversiones se presentarán netas de amortizaciones acumuladas y provisiones.

(2) Los Gastos a Distribuir en Varios Ejercicios comprenderán los gastos de formalización de deudas (gastos de emisión y modificación de valores de renta fija y de formalización de deudas, entre los que se incluyen los de escritura pública, impuestos, confección de títulos y otros similares), los gastos por intereses diferidos de valores negociables (diferencia entre el importe de reembolso y el precio de emisión de valores de renta fija y otros pasivos análogos) y los gastos por intereses diferidos (diferencia entre el importe de reembolso y la cantidad recibida en deudas distintas a las representadas en valores de renta fija). Las compañías del sector eléctrico incluirán, además, dentro de este epígrafe, las Cuentas de Periodificación Propias de su sector.

(3) Los Ingresos a Distribuir en Varios Ejercicios comprenderán las subvenciones de capital, las diferencias positivas de cambio, los ingresos por intereses diferidos (intereses incorporados al nominal de los créditos concedidos en operaciones de tráfico, cuya imputación a resultados deba realizarse en ejercicios futuros) y otros ingresos a distribuir en varios ejercicios.

(4) La parte de las deudas a largo plazo con vencimientos inferiores a doce (12) meses deberán reclasificarse, dentro de la rúbrica correspondiente, en **Acreedores a Corto Plazo.**

(5) El Importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad, deducidas las bonificaciones y demás reducciones sobre ventas así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

(6) En la rúbrica **Otros Ingresos** se englobarán los ingresos accesorios a la explotación, los trabajos efectuados por la empresa para el inmovilizado (excepto los intereses y diferencias de cambio capitalizados) y las subvenciones a la explotación (no incluir las subvenciones de capital transferidas al resultado del período).

(7) En la rúbrica **Gastos Externos y de Explotación** se incluirán:

* Los trabajos realizados por otras empresas, los servicios exteriores (arrendamientos, reparaciones, transportes, seguros, energía, etc.), los tributos (excepto el impuesto sobre beneficios) y otros gastos de gestión.

* La dotación a las provisiones para riesgos y gastos de explotación (grandes reparaciones, etc; excluida la dotación para pensiones y obligaciones similares que habrá de imputarse a gastos de personal).

(8) **Otros Gastos e Ingresos** comprenderán los beneficios o las pérdidas que corresponde a los partícipes no gestores en las operaciones reguladas por los artículos 239 a 243 del Código de Comercio y en otras operaciones en común de análogas características.

(9) **La Variación de las Provisiones de Circulante** comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en las existencias, clientes y deudores. Asimismo, incluirá las pérdidas por insolvencias firmes de clientes y deudores.

(10) **Las Dotaciones para Amortizaciones y Provisiones Financieras** comprenderá las dotaciones realizadas en el período, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en valores mobiliarios (exceptuados los que correspondan a participaciones en el capital de sociedades del grupo o asociadas) y otros valores negociables y en créditos no comerciales a corto y largo plazo.

(11) **Los Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control** comprenderán los beneficios y pérdidas producidas por la enajenación de inmovilizado inmaterial y material y de participaciones en capital a largo plazo en empresas del grupo, multigrupo o asociadas, o por la baja en inventario total o parcial, como consecuencia de pérdidas por depreciaciones irreversibles de dichos activos.

(12) **La Variación de las Provisiones de Inmovilizados Inmateriales, Materiales y de Cartera de Control** comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y las aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de carácter reversible en el inmovilizado inmaterial y material, así como en participaciones en capital a largo plazo en empresas del grupo y asociadas.

(13) **Los Resultados por Operaciones con Acciones y Obligaciones Propias** comprenderán los beneficios o pérdidas producidas con motivo de la amortización de obligaciones o de la enajenación de acciones y obligaciones emitidas por la empresa.

(14) Los Resultados de Ejercicios Anteriores comprenderán los resultados relevantes correspondientes a ejercicios anteriores, y que dada su importancia relativa no se pueden contabilizar por su naturaleza.

(15) Los Otros Resultados Extraordinarios comprenderán:

* El importe de las subvenciones de capital traspasado al resultado del periodo.
* Los ingresos y gastos extraordinarios de cuantía significativa, que no se consideran periódicos al evaluar los resultados futuros de la empresa.

(16) Las Reservas de Sociedades Consolidadas incluirán tanto las correspondientes a sociedades integradas por el método de integración global o proporcional, como las correspondientes a sociedades integradas por el método de puesta en equivalencia.

(17) y (18) Las rúbricas **Resultados y Diferencias de Conversión** (aparece únicamente en consolidación) recojerán las diferencias de cambios que surjan por la conversión de saldos en moneda extranjera de sociedades consolidadas (tanto por integración global o proporcional como por puesta en equivalencia).

(19) Variación de las Sociedades que forman el Grupo Consolidado: se recogerán exclusivamente aquellas sociedades que, con relación a las Cuentas Anuales consolidadas del último ejercicio cerrado, se hubieran incorporado o excluido en el proceso de consolidación.

FILE Nº 82-5185

INDITEX

Net sales rose to €3,974 million, 22% increase in comparison to 2001

Net income of Inditex grew by 29% in 2002 to €438.1 million

- **Like-for-like sales (LFL) increased 11%, compared to 9% in 2001**
- **Operating margins grew more than net sales, increasing net income to 11% of the sales, compared to 10.5% in 2001**
- **Sales would increase by 28% in constant currency**
- **The Board will propose a dividend of €0.14 per share, an increase of 27% in comparison to the previous year**
- **The Group has created 5,811 new jobs during 2002**

March 20, 2003. - Net income of the Inditex Group for the year 2002 rose to €438.1 million, 29% increase in comparison to the previous fiscal year. Net sales have increased 22% in FY 2002, to reach €3,974 million. Over this period, the Group has opened 274 new stores, reaching a total of 1,558 stores in 44 countries.

The operating margin has grown in 2002 more than the net sales favouring once again the leverage on the Group's results. In consequence, the EBITDA has increased 23%, the EBIT and the ordinary income 27%. Like-for-like sales have risen 11% with increases in all the geographic areas, in comparison to the 9% in 2001.

	2002	2001	
	M. €	M. €	02/01
Net sales	3,974.0	3,249.8	22%
EBITDA	868.1	704.5	23%
EBIT	659.3	517.5	27%
Net income	438.1	340.4	29%

Fiscal year ranging from February 1 to January 31 of the following year. Consolidated-basis data

The consolidated accounts of the Group have shown a similar evolution to those shown in previous fiscal years despite of the impact of the situation and devaluations in Latin America. In constant currency, sales would have increased 28%. The international expansion in European markets has continued gaining weight within the total number of sales and has increased its contribution to net income. The overall of European countries has passed from

representing 76.8% of the total sales in 2001 to 80.1% in 2002; Spain keeps maintaining its 46% share. This growth reflects the increasing weight of countries such as France, Belgium, United Kingdom, Germany, Switzerland, Holland and Italy in the net sales of the Group. 85% of the new openings have been carried out in European countries.

At FYE 2002 the Inditex Group had 1,558 stores in 44 countries, 274 more than on 31 January 2002. Over the fiscal year first openings took place in Switzerland, Finland, Dominican Republic, El Salvador and Singapore. On 31 January 2003 the Inditex Group had a staff of 32,535 employees.

	Nº of store at 31 January 2003	Openings in 2002
Zara	**531**	**65**
Kiddy's Class	**59**	**18**
Pull and Bear	**296**	**47**
Massimo Dutti	**250**	**27**
Bershka	**197**	**46**
Stradivarius	**153**	**33**
Oysho	**72**	**38**
TOTAL	**1,558**	**274**

Amongst the plans started in 2002 the launching of a new concept dedicated to home wear stands out, which first outlets will be opened, according to forecasts, during the second half of the year. With this new concept, in addition to take advantage of a business opportunity the Group intends to create synergies between its activities.

The construction works for the new Zara's logistics center in Zaragoza (Spain), which is expected to be operating by next summer, have continued throughout 2002. This center, with a global investment around 100m€, will guarantee the maintenance of Zara's logistics capacity in the future.

No significant event has occurred during the seven weeks following FY 2002 which could influence the general running of the company. The spring-summer 2003 collection has been well received by our customers of our different concepts.

Expected CAPEX for fiscal year 2003 is between 500 and 550 million euros. Most of these CAPEX will be allocated to new openings and to refurbishments of the existing stores. The group estimates the opening of between 260 and 315 new stores in FY 2003.

For more information:
Inditex – Corporate Communications
+34 981 185 400 / comunicacion@inditex.com / www.inditex.com

Grupo Inditex

2002 profit & loss account

Millions of euros

	FY 2002	FY 2001	Var % 02/01
Net Sales	3,974.0	3,249.8	22%
Cost of sales	(1926.2)	(1563.1)	
Gross Profit	**2,047.8**	**1,686.7**	**21%**
Gross Margin	*51.5%*	*51.9%*	
Operating expenses	(1179.7)	(982.3)	20%
Operating cash flow (EBITDA)	**868.1**	**704.5**	**23%**
EBITDA margin	*21.8%*	*21.7%*	
Fixed assets depreciation	(185.4)	(158.2)	
Goodwill amortisation	(9.5)	(17.1)	
Provisions	(13.7)	(11.6)	
Operating income (EBIT)	**659.5**	**517.5**	**27%**
EBIT margin	*16.6%*	*15.9%*	
Net financial expenses	(30.0)	(21.3)	
Ordinary income	**629.5**	**496.2**	**27%**
Ordinary margin	*15.8%*	*15.3%*	
Extraordinary income (loss)	(14.5)	(1.1)	
Income before taxes	**615.1**	**495.1**	**24%**
EBT margin	*15.5%*	*15.2%*	
Taxes	(172.6)	(149.9)	
Net income before minorities	**442.5**	**345.2**	**28%**
	11.1%	*10.6%*	
Minorities	(4.4)	(4.8)	
Net Income	**438.1**	**340.4**	**29%**
Net income margin	*11.0%*	*10.5%*	
Earnings per share, euro cents (*)	**70.3**	**54.6**	**29%**

(*) On 623,330,400 shares

Grupo Inditex

Consolidated Balance Sheet as of January 31, 2003

Millions of euros

	January 31 2003	January 31 2002
ASSETS		
Net fixed assets (*)	1,791.3	1,646.3
Goodwill	62.6	72.1
Deferred charges	13.9	16.5
Total fixed assets	**1,867.8**	**1,734.9**
Inventories	382.4	353.8
Receivables	237.7	184.2
Cash & cash equivalents	516.0	309.1
Accruals	9.8	6.6
Total current assets	**1,146.0**	**853.7**
TOTAL ASSETS	**3,013.8**	**2,588.6**
SHAREHOLDERS' EQUITY & LIABILITIES		
Shareholders' equity	**1,761.3**	**1,486.2**
Minority interest, deferred revenues & provisions	69.0	64.9
Long term financial debt	129.3	138.2
Other long term payables	41.4	65.0
Long term liabilities	**239.8**	**268.1**
Short term financial debt	144.5	118.5
Trade and other non-trade payables	868.2	715.7
Current liabilities	**1,012.7**	**834.2**
TOTAL LIABILITIES	**3,013.8**	**2,588.6**

(*) Includes Treasury stock for € 0.45 million in Jan 2003 and 2002

FILE N° 82-5185

INDITEX

FY2002 Results Presentation

20 March 2003

DISCLAIMER

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

Introduction

INDITEX

ZARA

Massimo Dutti

Kiddy's

Pull and Bear

Bershka



oysho



FY2002: Overview (I)

Significant growth despite a difficult economic environment in some countries

Sales growth +22% to 4 bn €

LFL Sales +11%

Net Income growth +29%

274 net store opening to 1,558 stores in 44 countries

FY2002: Overview (II)

Improved operating margins despite…

40% average depreciation of Latin American currencies

Slowdown in sales 2 weeks pre-Christmas. Strong recovery afterwards

General strike in Venezuela December –January (23 stores closed)

European markets growing at double digit LFL increase their contribution to Group profits

Break-even in Germany, Italy, Switzerland and Czeck Rep.

FY2002: Overview (III)

EBIT on Sales 16.6% (vs.15.9%).

Net Income on Sales 11.0% (vs. 10.5%)

ROCE 41% (vs. 39% in F2001).

Proposed dividend 14 cents per share (+27%)

Initial collections Spring-Summer 03 well received

Consistent growth across all indicators

Sales
27%

EBITDA
28%

EBIT
28%

Gross profit
28%

Net income
30%

Stores
20%

Cashflow
30%

5 year CAGR (1997-2002) growth

INDITEX

Financial summary

Highlights

million €	2002	2001	% 02/01
NET SALES	3,974	3,250	22%
GROSS MARGIN	2,048	1,687	21%
% margin	*51.5%*	*51.9%*	
EBITDA	868	705	23%
EBITDA margin	*21.8%*	*21.7%*	
EBIT	660	518	27%
EBIT margin	*16.6%*	*15.9%*	
NET INCOME	438	340	29%
Net income margin	*11.0%*	*10.5%*	

Store openings

INDITEX

	2002		2001	
	total stores	net openings	total stores	net openings
ZARA	531	58	466	60
KIDDY'S CLASS	59	18	41	(2)
PULL & BEAR	296	47	249	20
MASSIMO DUTTI	250	27	223	25
BERSHKA	197	46	151	47
STRADIVARIUS	153	33	120	20
OYSHO	72	38	34	34
total net openings	**1,558**	**274**	**1,284**	**204**

Like-for-like growth

INDITEX



4%
7%
11%
5%
9%
9%
11%
1996
1997
1998
1999
2000
2001
2002

Geographic breakdown of store sales (1)


2002
REST OF WORLD 6.8%
AMERICAS 13.2%
SPAIN 46.0%
REST OF EUROPE 34.1%


2001
REST OF WORLD 7.3%
AMERICAS 15.9%
SPAIN 46.0%
REST OF EUROPE 30.8%

(1) Store sales: Includes sales in OMS and franchises

International store sales by concept (1)

INDITEX


63%
37%
15%
85%
30%
70%
41%
59%
32%
68%
19%
81%
47%
53%
54%
46%
international
domestic
ZARA
KC
P&B
MD
BSK
STD
OYSHO
GROUP

(1) Store sales: Includes sales in CMS and franchises

Cost Flexibility

INDITEX



Manage your gross margin
Flexibility of in-house manufacturing vs. external commitment
53%
50%
47%
18%
16%
14%
50,46%
51,43%
51,16%
51,90%
51,53%
14,96%
14,55%
14,53%
15,92%
16,60%
1998
1999
2000
2001
2002
Gross Margin
EBIT Margin

EBIT by concept


2002 EBIT by concept
Kiddy's Class
2%
Pull and Bear
5%
Stradivarius
1%
Massimo Dutti
6%
Bershka
7%
Zara
81%
EBIT (pre Goodwill): € 669 MM

Financial expenses

€ MM	2002	2001
Net financial expenses	6.2	12.2
Foreign exchange losses	23.7	7.3
Results in co's carried by equity method	0.1	1.8
Total	30.0	21.3

Consolidated balance sheet

INDITEX

€ MM

Assets		Liabilities	
Cash	516	Total debt	274
Goodwill	63	Other liabilities	979
Current assets	644	Shareholders' equity	1,761
Fixed assets	1,791		
Total	3,014		3,014

ROE and ROCE

INDITEX



ROE
25%
26%
25%
26%
27%
1998
1999
2000
2001
2002



ROCE
37%
33%
34%
39%
41%
1998
1999
2000
2001
2002

Inditex concepts

Zara

million €

	2002	2001	% Var
Sales	2,913.4	2,435.1	20%
EBIT	540.4	440.6	23%
EBIT margin	18.5%	18.1%	
Stores	531	466	
ROCE	43%	42%	

Kiddy's Class

million €

	2002	2001	% Var
Sales	60.4	47.6	27%
EBIT	14.1	10.8	31%
EBIT margin	23.4%	22.7%	
Stores	59	41	
ROCE	131%	166%	

Pull & Bear

million €

	2002	2001	% Var
Sales	266.2	225.7	18%
EBIT	34.9	32.8	6%
EBIT margin	13.1%	14.5%	
Stores	296	249	
ROCE	39%	51%	

Massimo Dutti

million €

	2002	2001	% Var
Sales	287.3	241.4	19%
EBIT	37.5	25.3	48%
EBIT margin	13.1%	10.5%	
Stores	250	223	
ROCE	49%	46%	

Bershka

INDITEX

million €

	2002	2001	% Var
Sales	299.3	202.0	48%
EBIT	48.1	25.2	91%
EBIT margin	16.1%	12.5%	
Stores	197	151	
ROCE	49%	30%	

Stradivarius

million €

	2002	2001	% Var
Sales	124.1	93.5	33%
EBIT [1]	8.7	6.2	42%
EBIT margin	7.0%	6.6%	
Stores	153	120	
ROCE	12%	12%	

(1) Before goodwill amortisation

Oysho

million €

	2002	2001	% Var
Sales	23.4	4.5	420%
EBIT	(14.9)	(6.3)	n.a.
EBIT margin	- -	- -	
Stores	72	34	
ROCE	- -	- -	

Store sales breakdown by concept

INDITEX

2002


OYS
1%
STD
3%
BSK
8%
MD
8%
KC
2%
ZARA
72%

2001


OYS
0%
BSK
6%
MD
7%
ZARA
75%

EBIT margins by concept

INDITEX


2002
18.5%
23.4%
13.1%
13.1%
16.1%
7.0%
16.6%
Zara
KC
P&B
MD
BSK
STV
Inditex

ROCE by concept (2002)

INDITEX



131%
43%
39%
49%
49%
12%
41%
ZARA
KC
P&B
MD
BSK
STV (1)
Inditex Group

(1) Before goodwill amortisation

Growth prospects

Outlook

Significant growth potential

- Increase depth in international markets where already present
- Enter selected new international markets
- Increase depth of Spanish coverage
- Further development of non-Zara concepts. Zara Home

Growth with profitability

Outlook

2003

- Expected CAPEX 500-550 MM €
- Store openings program:

	Range		% Intnal openings
ZARA	75	90	80%
KIDDY'S CLASS	35	40	10%
PULL & BEAR	40	50	30%
MASSIMO DUTTI	25	30	50%
BERSHKA	45	50	40%
STRADIVARIUS	20	25	15%
OYSHO	10	15	20%
ZARA HOME	10	15	0%
total net openings	**260**	**315**	

INDITEX

FY2002 Results Presentation

20 March 2003